Delisting Determination,The Nasdaq Stock Market, LLC,
May 19, 2009, InPlay Technologies, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of InPlay Technologies, Inc.
(the Company), effective at the opening of the trading session on May 29, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
5210(d). The Company was
notified of the Staffs determination on April 16, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 27, 2009.